UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

June 28, 2019

(Date of Report (Date of earliest event reported))

FUNDRISE FOR-SALE HOUSING EFUND – LOS ANGELES CA, LLC

(Exact name of registrant as specified in its charter)

Delaware	61-1775059
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Performance Projections

The following tables contain updated performance assumptions and projections for certain real estate equity assets held by us. This disclosure is in addition to previous disclosures made regarding such assets. The projected performance is based on the actual performance of each asset, as of May 31, 2019, plus the following forward-looking assumptions. All of the values in the tables below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Single Family Rental Portfolio Investment Assumptions

Asset Name	Number of Assets in Rental Portfolio	Projected Annual Returns	Total Projected Annual Price Appreciation	Target Leverage	Projected Expense Ratio
Los Angeles eFund Single Family Rental Portfolio	20*	6.4% - 12.9%	3.5% - 7.0%	50% - 55%	35.0% - 37.5%

*Assets included in the Los Angeles eFund Single Family Rental Portfolio included the following controlled subsidiaries:

Single-Family Home Rental Controlled Subsidiaries	Location	Date of Acquisition	Approximate Purchase Price	Asset Status
W48	Los Angeles, CA	8/9/17	$553,000	Leased
H412	Los Angeles, CA	8/18/17	$509,000	Leased
H41	Los Angeles, CA	6/22/17	$486,000	Leased
416	Los Angeles, CA	8/10/17	$485,000	Leased
413	Los Angeles, CA	9/12/17	$435,000	Leased
511	Los Angeles, CA	8/1/17	$435,000	Leased
291	Los Angeles, CA	12/13/17	$451,000	Leased
463	Los Angeles, CA	7/7/17	$532,000	Leased

J28	Los Angeles, CA	6/12/18	$717,000	Leased
L60	Los Angeles, CA	8/3/18	$794,000	Listed for Rent
S15	Los Angeles, CA	8/17/18	$716,000	Leased
L602	Los Angeles, CA	9/11/18	$952,000	Leased
E62	Los Angeles, CA	12/12/18	$512,000	Leased
W18	Los Angeles, CA	12/14/18	$512,000	Leased
E855	Los Angeles, CA	12/20/18	$415,000	Under Renovation
E42	Los Angeles, CA	2/14/19	$717,000	Leased
W41	Los Angeles, CA	1/11/19	$494,000	Leased
S41	Los Angeles, CA	1/31/19	$527,000	Under Renovation
G55	Los Angeles, CA	3/21/19*	$728,000	Leased
H30	Los Angeles, CA	2/22/19	$651,000	Leased

*Date of acquisition was incorrect in the original 1-U report filed with the SEC on April 22, 2019. The correct acquisition date for the “G55 Property” was 3/21/19.

Single family rental property purchase prices, acquisition and renovation costs to rent, and rental rates are empirically based on actuals, derived from the performance of subject property units that have been purchased and leased to date. Projection ranges are based on the range of inputs provided above, and assume minimum debt service coverage ratio (DSCR) of at least 1.20 with a 30-year amortization rate and an average vacancy rate of 4.5%, projected average annual rent growth of 3% per annum, and an approximate 10 year hold period. We anticipate operating expense ratios across the LA eFund Single Family Rental Portfolio range from 35.0% to 37.5%. We expect that this percentage will decrease as we increase the number of assets in our rental portfolio and achieve economies of scale. In the conservative “base-case” projection, average annual price appreciation rates are discounted by approximately half, lowering the annual growth rates by about 50% of the 19-year Los Angeles, CA metro-wide and neighborhood-specific appreciation rates according to NeighborhoodScout as of Q4 2018. The historical appreciation rates data from NeighborhoodScout is the latest neighborhood statistics available as of May 31, 2019 from several leading government sources, including the U.S. Bureau of the Census, the U.S. Department of Justice, the National Center for Education Statistics, and the U.S. Geological Service, among others. The high-end of the projections are derived portfolio assumptions of appreciation rates from NeighborhoodScout's historical appreciation rates for the Los Angeles, CA sub-markets where the properties are located. The projected return range is primarily driven by the ranges provided varying the annual property price growth, rent increases, leverage and interest rates, operating expense ratio, and hold period. However, there can be no assurance that any of the foregoing assumptions will prove to be accurate and are provided for informational purposes only.

Single Family Home Renovation and Sale Investment Assumptions

Asset Name	Projected Return on Investment	Total Projected Holding Costs	Projected Gross Exit Price
N/A*	N/A*	N/A*	N/A*

*There were no assets in the LA eFund Single Family Home Renovation and Sale portfolio as of May 31, 2019.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated May 10, 2019, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE FOR-SALE HOUSING EFUND - LOS ANGELES CA, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:   June 28, 2019